Nicholas-Applegate Mutual Funds
Sub-Item 77M


Prior to march 27, 1998, the Fund's capital consisted of only Institutional class. On March 27,1998, the Fund combined with a similar high yield bond fund started on February 28, 1998,which was also a series of the Trust
(the "Acquiree"), whose capital consisted of classes A, B, C and Q. The shareholders of the Acquiree effectively exchanged their shares in the Acquiree for equal amounts of shares in the respective classes of the Fund in a tax-free exchange.